FAIRPOINTE CAPITAL, LLC

                              COMPLIANCE MANUAL &

                                 CODE OF ETHICS


                                      2015


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I. INTRODUCTION

     A. PURPOSE. Pursuant to Rule 206(4)-7 ("the Compliance Rule"), an investment adviser is required to adopt and implement written policies and procedures reasonably designed to prevent violations of the Investment Advisers Act of 1940 ("Advisers Act") by the adviser or its employees. This manual contains the written supervisory procedures of Fairpointe Capital, LLC ("the Company") and shall be followed by all officers, directors and employees of the Company (collectively referred to as employees in this manual) in carrying out their responsibilities with the Company. Its purpose is to assist the Company in conducting its business in compliance with all applicable federal and state laws, rules and regulations and in fulfilling its affirmative duty of care, loyalty, honesty and good faith in acting in the best interests of its clients.

     B. GUIDELINES ONLY. The information and procedures provided within this manual represent guidelines to be followed by all employees and are not inclusive of all laws, rules and regulations that govern the activities of the Company.

     C. AMENDMENTS. The Company will amend this manual as appropriate within a reasonable time after changes occur in federal and state securities laws, rules and regulations, and as changes occur in the Company's supervisory system or business practices. The Company will also review its compliance policies and procedures at least annually to determine their adequacy and effectiveness.

     D. QUESTIONS. Any questions concerning the policies and procedures contained within this manual or regarding any regulations should be directed to the Chief Compliance Officer ("CCO") who is Michelle Katauskas.

     E. USE OF MANUAL. All employees are required to read this manual both initially and on an annual basis and to sign an acknowledgment of receipt and acceptance of responsibilities assigned to them. Copies of this manual shall be maintained, either in written or electronic format, in the Company's office.

     F. LIMITATIONS ON USE. The Company is the sole proprietor of all rights in this manual and it must be returned to the Company immediately upon termination of employment. The information contained herein is confidential and proprietary and may not be disclosed to any third-party or otherwise shared or disseminated in any way without the prior written approval of the Company.

II. CODE OF ETHICS

     A. RESPONSIBILITY. It is the responsibility of all employees to assist the Company in fulfilling its fiduciary duties to its clients. Employees shall not:

          1.   Defraud a client in any manner;

          2. Mislead a client, including the making of a statement that omits material facts;

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          3.   Engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon a client;

          4.   Engage in any manipulative practice with respect to a client; and

          5.   Engage in any manipulative practice with respect to investments.

          The concept of an investment advisor was developed to make it possible for investors to obtain sound and continuous investment advice from a professional source where the interests of the investment advisor and his or her clients are compatible and where there is an appropriate resolution of any conflict of interest. This requires that employees seek as high a level of professional competence as possible and that in every action undertaken of a professional nature each individual conducts himself or herself in an ethical manner.

     B. CONFIDENTIALITY. The Company and all of its employees must keep all information about clients (including former clients) in strict confidence as required by law and consistent with the Company's privacy policy, including the client's identity (unless the client consents), the client's financial circumstances, the client's security holdings, and advice furnished to the client by the Company.

     C. CONFLICTS OF INTEREST. As a fiduciary, the Company has an affirmative duty of care, loyalty, honesty, and good faith to act in the best interest of its clients. Compliance with this duty can be achieved by seeking to avoid conflicts of interest and by fully disclosing all material facts concerning any conflict that does arise with respect to any client. All employees have a duty to report potential and actual conflicts of interest to the Company.

     D. GIFTS. No Employee shall accept or give gifts or entertainment to/from any third party which are not otherwise of a routine business nature. Gifts, entertainment, or favors of any amount to an ERISA plan fiduciary is prohibited. If a question arises as to the propriety of a gift, the employee should seek the opinion of the CCO.

     E. SUITABILITY. The Company shall recommend those investments for which it has a reasonable basis for believing are suitable for a client, based upon the client's particular situation and circumstances. In addition, clients will be requested to immediately notify the Company of any significant changes in their situation or circumstances so that the Company can respond appropriately.

     F.   OUTSIDE ACTIVITIES.

          1. No employee of the Company may accept a directorship of any publicly traded company or otherwise engage in any outside business activity absent approval by the CCO.

     G.   PERSONAL SECURITIES TRANSACTIONS.

          1.   DEFINITIONS.

               a) ACCESS PERSON means any employee who has access to nonpublic information regarding clients' purchases or sales of securities, who is involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic. All officers, directors and full-time employees of the Company are considered Access Persons for the purpose of this Code of Ethics ("Code").


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               b)   SECURITY means any note, stock, treasury stock, bond,
                    debenture, evidence of indebtedness, open and closed end funds, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, any put, call straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or on any put, call straddle, option or privilege entered into on a national securities exchange relating to a foreign currency, or in general, any interest or instrument commonly known as a "security" or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

               c) BENEFICIAL OWNER as used herein shall be determined generally in the same manner as beneficial ownership would be determined be under Rule 16a-1(a)(2) of the Securities Exchange Act of 1934 (the "Exchange Act"). This means persons should generally consider themselves to be a "Beneficial Owner" in any Security in which they have a direct or indirect financial interest. In addition, persons should consider themselves to have a "Beneficial Ownership" or "Beneficial Interest" in any Security held by their spouse, minor children, relatives or registered domestic partner who share their home, or other persons by reason of any contract, arrangement, understanding, or relationship that provides them with sole or shared voting or investment power over that Security.

                    Although the following list is not exhaustive, under the Exchange Act and this Code, a person generally would be regarded to be the "Beneficial Owner" of the following
                    Securities:

                    (1)  Securities held in the person's own name;

                    (2) Securities held with another in joint tenancy, community property, or other joint ownership;

                    (3) Securities held by a bank or broker as nominee or custodian on such person's behalf or pledged as collateral for a loan;

                    (4) Securities held by members of the person's immediate family sharing the same household ("immediate family" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in- law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships and also includes a registered domestic partner);

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                    (5)  Securities held by a relative not residing in the
                         person's home if the person is a custodian, guardian or otherwise has or shares control over the purchase, sale, or voting of the Securities;

                    (6) Securities held by a trust in which the person is a beneficiary and has or shares the power to make purchase or sale decisions;

                    (7) Securities held by a trust for which the person serves as a trustee (other than an administrative trustee with no investment discretion);

                    (8) Securities held by a general partnership or limited partnership in which the person is a general partner;

                    (9) Securities owned by a corporation in which the person has a control position or in which the person has or shares investment control over the portfolio Securities (other than a registered investment company);

                    (10) Securities in a portfolio giving the person certain
                         performance-related fees; and

                    (11) Securities held by another person or entity pursuant
                         to any agreement, understanding, relationship or other arrangement giving the person any direct or indirect financial interest.

               d) REPORTABLE SECURITIES means any Security in which an employee has or acquires a direct or indirect beneficial ownership. The term shall not include:

                    (1)  Direct obligations of the Government of the United
                         States;

                    (2) Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

                    (3)  Shares issued by money market funds;

                    (4) Shares issued by open-end and closed end funds other than funds managed or underwritten by the Company or an affiliate; and

                    (5) Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds provided none are managed or underwritten by the Company or an affiliate.

                    (6) Transactions effected through an automatic investment plan in which regular periodic purchases or withdrawals are made automatically in or from investment accounts in accordance with a pre-determined schedule and allocation.

                    (7) Securities held in accounts over which the Access Person had no direct or indirect influence or control.

               e) PURCHASE or SALE of a Security means any direct or indirect acquisition or disposition of a Beneficial Interest in a Security, including, among other things, the writing of an option to purchase or sell a Security or entering into any other contract for the purchase or sale of such Security, whether or not such contract is conditioned upon intervening events.

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          2.   PERSONAL TRADING. Access Persons are not permitted to effect purchase transactions in Reportable Securities in a personal trading account with the exception of Exchange Traded Funds ("ETFs") and fixed income securities. Access Persons must pre-clear any sales of equity securities and limited offering/private placements by the CCO prior to their purchase or sale.

               To submit a pre-clearance, the employee should send an email or request submitted via compliance software to the CCO or the Company's trader if the CCO is unavailable, with details of the transaction. Pre-clearance is valid and in effect only until the end of the next business day following the day on which approval is provided.

               All Access Persons are prohibited from investing in Initial Public Offerings.

               Access Persons are allowed to invest in a brokerage account that is actively managed by an investment advisor who makes all the trading decisions. Investments in equity securities would be permitted in this case. The Access Person will not be allowed to direct any trading activity in such account.

               A 90 day holding period will be applied to an employee's holding(s) of the Aston/Fairpointe Mid Cap and/or Focused Fund. This will be applied on a LIFO basis.

               Transactions by the Company's CCO shall be approved by a senior officer of the Company.

          3. MONITORING. Monitoring compliance with this policy will take place through the pre-approval process set forth above and through the review of employees' personal brokerage statements or review of transactions via compliance software on a no less than quarterly basis. Personal transactions and statements of the CCO's shall be reviewed by a senior officer using the process set forth above.

          4. QUARTERLY TRANSACTIONS. Each Access Person shall submit to the CCO quarterly reports of all transactions effected in Reportable Securities during the applicable quarter held in accounts which the Access Person has Beneficial Ownership. The report may be in the form of brokerage statements, transaction form, or submission via Company's compliance software. Employees will attest via compliance software that all transactions effected in Reportable Securities have been reported pursuant to these procedures and all personal brokerage accounts have been disclosed during the applicable quarter. These reports are due within thirty (30) days after the end of the applicable calendar quarter.

               Each quarterly report must contain, at a minimum, the following information:

               a) The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and the principal amount (if applicable) or net amount of each security involved;

               b) The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

               c) The price of the security at which the transaction was effected;

               d) The name of the broker-dealer or bank with or through which the transaction was effected if it was effected by someone other than the account's custodian or broker/dealer;


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          5.   INITIAL AND ANNUAL HOLDINGS. Within ten days of the date of initial employment and annually thereafter each Access Person shall attest via the Company's compliance software to a Holdings Disclosure along with providing copies of brokerage or custodial statements or other reporting of the Access Person's current Reportable Securities holdings, including the Reportable Securities where they have Beneficial Ownership.

               Each Holdings Report must contain:

               a) The title of each Reportable Security, and as applicable the exchange ticker symbol or CUSIP symbol, number of shares, and market value or price of each Reportable Security;

               b) The account title and account number of all brokerage accounts at broker-dealers or banks even if the account does not hold any Reportable Securities;

               All information submitted must be current as of a date no more than 45 days before the annual report is submitted.

          6. QUARTERLY/ANNUAL HOLDINGS REPORT REVIEW. Each quarterly and annual holdings report shall be reviewed by the CCO with the goal of identifying violations of this Code as well as identifying trading activity inconsistent with the Company's fiduciary duties to its clients. The Holdings Report of the CCO shall be reviewed by a senior officer of the Company.

          7. EXCEPTIONS. The Executive Team may on occasion grant an exception to the prohibitions and restrictions of this Code provided it is determined that the financial interest of any of the Company's clients are not adversely affected. Any such exceptions shall be documented in writing.

     H. REPORTING VIOLATIONS. Each Access Person shall promptly report to the CCO any apparent violation of the provisions of this Code of Ethics, the Company's Compliance Manual or any conduct inconsistent with the Company's fiduciary duties to its clients. Employees who report such violations will not be disfavored in any manner as a result of making such a report. It is the option of employees reporting code violations to request that such reports be received and reviewed anonymously. The Company will strive to comply with the employee's request to the degree possible in conducting its review.

          ENFORCEMENT. In event that the CCO believes any employee may have violated any provisions of this manual; the CCO shall discuss with such employee the circumstances of the potential violation and review any documents the employee provided. Following the completion of her review of the possible violation, the CCO shall make a preliminary determination of whether a violation has or may have occurred and report those findings to the Company's Executive Team for further action, if deemed appropriate. This may include a personal trade break or sanctions as deemed appropriate under the circumstances.

     I. COPY OF CODE TO CLIENTS. Clients will be provided, upon request, with a copy of the Code.

     J. FEDERAL SECURITIES LAWS. Each employee of the Company shall comply with all applicable federal securities laws and regulations as well as the Company's compliance with the Adviser's Act and regulations there under.


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     K.   QUESTIONS. Any questions concerning any provision of this Code or any other matter of apparent concern by any employee should be directed to the CCO.

     L. BOOKS / RECORDS. The Company shall maintain for five years copies of the Code and any amendment thereto, records of any violation of the Code and any action taken as a result of the violation, acknowledgements obtained from any employee either written or via compliance software, each annual and/or initial Holdings Report provided by any employee, a record of the names of all Access Persons and any approval of an Access Person's acquisition of a Security offered through limited offering/private placement.

     M. ACKNOWLEDGEMENT. Each new and existing employee shall be provided with a current copy of the Code. Each new and existing employee shall provide the Company with an attestation via compliance software that they:

          1.   received a copy of the Code and any amendments;

          2.   read and understood all provisions of the Code;

          3.   agree to comply with the terms of the Code;

          4. agree to report any exceptions or issues concerning the terms of the Code; and

          5. understand failure to comply with the terms of the Code can lead to disciplinary action.

     N. ANNUAL CERTIFICATION. All employees must annually certify that they have read, understood, and complied with the Code.

     O. ANNUAL REVIEW. The CCO shall review at least annually the adequacy of the Code and the effectiveness of its implementation.

     P. POLITICAL CONTRIBUTIONS. The Company must comply with the SEC Rule 206(4)-5 (the "Rule") regarding restrictions on political contributions by investment advisors who do business with government entities. The Rule is aimed at curtailing pay to play practices by investment advisors that seek to manage assets of state and local governments. It is the Company's policy to have all employees obtain pre-approval for all contributions and activity. An email, political contribution pre-clearance form, or request submitted via compliance software should be sent to the CCO with details of the contribution and or political involvement and whether the employee can vote for candidate. The CCO will determine whether the request is permissible based upon the restrictions of the Rule. The employee will be promptly notified in writing or via compliance software whether the request has been approved or not. If employee received approval then they may contribute.

          Failure to abide by this policy may subject an employee to internal disciplinary action. Violations may also result in a ban on the Company receiving compensation for investment advisory services or may obligate the Company to refund fees received in connection with such investment advisory services as well as subjecting the Company to regulatory sanctions.

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     The CCO is responsible for monitoring the recordkeeping obligations related to amendments to Rule 204-2 under the Advisers Act, as it relates to the Rule. As applicable, the CFO/COO will collect and maintain the names, titles, and business and residence addresses of all employees and the name and business address of each regulated person to which the Company agrees to provide direct or indirect payment to solicit a government entity. As applicable, the Director Of Operations will maintain a list of all government entities to which the Company provides or has provided investment advisory services for the last five years. Also, the CCO and CFO/COO will maintain records on all direct and indirect contributions made by Company or its employees to an official of a government entity or to a political party or PAC.

     The Rule seeks to protect the beneficiaries of invested state and municipal assets, such as pension plans and their participants, by curbing the ability of investment advisers to use political contributions to influence those governmental officials responsible for the hiring of investment advisers.

     Under the Rule if an investment adviser or one of its employees of the adviser makes political contributions to an official of a government entity who is in a position to influence the award of the government entity's business, then the adviser is prohibited from being compensated for investment advisory services provided to a state or local government entity for two years thereafter.

     The Rule also prohibits investment advisers and their employees from making payments, directly or indirectly, to unregistered third parties for the purpose of soliciting government entities for advisory business. However, a regulated person such as a registered investment adviser or registered broker dealer would not be prohibited.

     The Rule also prohibits investment advisers and its employees from soliciting or coordinating a political contribution to an influential government official or candidate or to a political party of a state or locality where the investment advisor provides or seeks to provide advisory services to a government entity.

     The Rule also requires a two-year look-back for all employees who solicit clients, but only a six month look- back for new employees who do not solicit clients. The look-back period will follow the employee that changes investment advisers to his or her new firm on behalf of investment adviser.

     The de minimis exception allows a covered associate to contribute up to $350 per election for an official they are entitled to vote and $150 if they are not entitled to vote for the official. These contributions would not trigger the two-year time-out under the Rule. Pre-approval is still required for all employees of the Company for above mentioned contributions.

     Q.   INSIDER TRADING

          1. RESPONSIBILITY. The CCO shall be responsible for implementing, monitoring and enforcing the Company's policies and procedures against insider trading.

          2. SECTION 204A OF THE ADVISERS ACT. Section 204A requires all investment advisers to establish, maintain and enforce written procedures designed to prevent the misuse of material, non-public information in violation of the Exchange Act. This conduct is frequently referred to as "insider trading."


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          3.   DEFINITIONS

               a) INSIDER. The term "insider" is broadly defined. It includes officers, directors and employees of the Company. In addition, a person can be a "temporary insider" if they enter into a special confidential relationship in the conduct of a Company's affairs and, as a result, are given access to information solely for the Company's purposes. A temporary insider can include, among others, the Company's attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, the Company may become a temporary insider of a client it advises or for which it performs other services. If a client expects the Company to keep the disclosed non-public information confidential and the relationship implies such a duty, then the Company will be considered an insider.

               b) INSIDER TRADING. The term "insider trading" is not defined specifically in the federal securities laws, but generally is used to refer to the effecting of securities transactions while in possession of material, non-public information (regardless of whether one is an "insider") or to the communication of material, non-public information to others. While the law concerning insider trading is not static, it is generally understood that the law prohibits:

                    (1) Trading by an insider on the basis of material non-public information;

                    (2) Trading by a non-insider (also called a "temporary insider") on the basis of material non-public information, where the information was either disclosed to the non-insider in violation of an insider's duty to keep the information confidential or was misappropriated; and,

                    (3) Communicating material non-public information to others.

               c) MATERIAL INFORMATION. The term "material information" is generally defined as information that a reasonable investor would most likely consider important in making their investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company's securities, regardless of whether the information is related directly to their business. Material information includes, but is not limited to: dividend changes; earnings estimates; changes in previously released earnings estimates; significant merger or acquisition proposals or agreements; major litigation; liquidation problems; and, extraordinary management developments.

               d) NON-PUBLIC INFORMATION. Information is non-public until it has been effectively communicated to the marketplace. This also includes internal material information and investment decisions that have not been publicly disseminated. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public information.

          4. THE COMPANY'S POLICY ON INSIDER TRADING. All employees are prohibited from trading either personally or on behalf of others, on material non-public information or communicating material non-public information to others in violation of Section 204A. Every employee annually must be attest via compliance software that they have read, understood, and agree to abide by all policies and procedures. Employees are to direct any questions regarding the Company's policy on insider trading to the CCO.


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          5.   PREVENTION OF INSIDER TRADING. To prevent insider trading from occurring, the CCO shall:

               a) require each employee to promptly notify the CCO of any non-public information received;

               b) upon determination that an employee has possession of material non-public information, the CCO shall implement measures to prevent dissemination of such information and restrict all employees from trading any affected securities;

               c) require each employee to annually review the Company's policy and procedures which includes insider trading and attest via compliance software that they have read, understood, and agree to abide by all policies and procedures;

               d) answer questions and inquiries regarding the Company's policy;

               e) review the Company's policy on an annual basis and update as necessary to reflect regulatory and industry changes.

          6. DETECTION OF INSIDER TRADING. In order to detect insider trading, the CCO shall, on a quarterly basis:

               a)   review the personal trading activity for each employee;

               b) review random samples of purchases and immediate sales of the same security in client accounts; and

               c) submit her trading records and other relevant information to a senior officer for review.

          7. REPORTS TO MANAGEMENT. Immediately upon learning of a potential insider trading violation, the CCO shall prepare or have prepared a written report providing full details and any sanctions recommended to the Executive Team. In addition the CCO shall describe the action taken to prevent future incidences of insider trading.

III. REGISTRATION AND LICENSING

     A. INVESTMENT ADVISER REGISTRATION REQUIREMENT. The Company is registered with the SEC. The Company may also be required to notice file in other states in which it has a place of business, has more than five (5) clients depending upon the requirements of the particular state, or has IARs with a place of business depending upon the requirements of the particular state.

     B. INVESTMENT ADVISER REGISTRATION DEPOSITORY. The SEC and the state securities authorities have created an electronic filing system, the Investment Adviser Registration Depository ("IARD"), through which investment advisers makes electronic filings with the SEC and the states. The Financial Industry Regulatory Authority ("FINRA") operates the IARD under contract with the SEC. FINRA is responsible for certain official tasks as the operator of the IARD, but does not act as a self-regulatory organization for investment advisers such as the Company.

     C. FORM ADV. Investment advisers registered with the SEC are required to file Form ADV ("Form") through the IARD. The Form ADV contains:

          1. PART I OF FORM ADV. Part 1 of Form ADV asks a number of questions about the Company, the Company's business practices, the persons who own and control the Company and the persons


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